Invest in Kazoo

Technology Software Female Founder B2C B2B

The world's 1st SOS app to livestream video, alert loved ones, call 911 and more — with 1 tap

GETKAZOO.COM WASHINGTON DISTRICT OF COLUMBIA


kazoo
The social app that can save lives



Being a working mother of two teenage daughters, safety and security is my biggest concern – and I'm sure many of you share the same concerns. Kazoo is so important to me as a mom to not only stay connected with my girls, but also with family, friends and those closest to us.

Luna Howard CEO, Cofounder @ Kazoo

Why you may want to invest in us...

1. Kazoo's award-winning UI team has designed apps for Apple, Twitter, Snapchat & Kanye West. The same team who designed Kazoo.
2. Mgmt team includes top-tier talent of experienced entrepreneurs & business leaders who have founded, grown, & sold numerous start-ups.
3. The timing could not be better to invest in the mobile app & security markets - a combined $400B market with a 16% growth rate.
4. Kazoo's engineering team has built apps for the worlds biggest brands - Coca-Cola, Tesla, and eBay. The same team who built Kazoo.
5. Kazoo has secured marketing partnerships with organizations that have a combined audience of 450K (social media channels & email database)
6. Kazoo's founders invested over $400K of their own funds, demonstrating their commitment to Kazoo's rapid growth potential and success.
7. Own a piece of this next generation tech, & enjoy the investment returns that follow.

Why investors ❤ us

WE'VE RAISED $539,058 SINCE OUR FOUNDING

In this day and age there is a need for a social safety app. Kazoo provides easy access to SOS call centers, streamlines the documentation of emergencies, and provides peace of mind to parents and children. There is also the functionality of 30 day historic tracking of where you have been, allowing individuals to do their own management of contract tracing. This will be vital for the future, all while maintaining privacy.

Keirsten Campbell Private Investor

LEAD INVESTOR | INVESTING $5,000 THIS ROUND & $5,000 PREVIOUSLY



Unique safety app that I would use it for my aging parent. My GenXer kids would utilize it also so why not invest in something i believe in!?

Antoinette Muoneke



I believe and support the idea of the app to help everyone to being connected while safe.

Alejandro Gomez

Engineer professional with a wide range of experience in the process industry and special focus in process improvements. Learning to invest.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Luna Howard

CEO, Cofounder

A successful entrepreneur who built three multimillion-dollar companies over 20 years, Luna's expertise in high-level networking and rapid growth strategies drives Kazoo's business strategy. Her passion for protecting families drives Kazoo's mission.



Peter J Goodman

President, Cofounder

An innovative entrepreneur specializing in rapid time-to-market products, as Founder and CEO of MSI Software, Peter raised $5M in private equity and venture capital funding to develop staff scheduling tech used by over 1,200 institutions worldwide.



Jake Frey

Vice President, Product Design

Jake is the Creative Director at Frey Labs, whose clients include Apple Pay, Twitter, Snapchat, Hermes, and Kanye West. He is the former creative director at Fancy (15M users), which raised $100M, and was named one of the best apps of the year.



Nick Nuth

Chief Technology Officer

With over 12 years experience, including time as Head Architect at Mapring, Nick brings deep technical knowledge of enterprise architecture and frameworks.



Laurie K. Johnston

Controller

Laurie, an experienced financial executive, has a expertise in fast-growth tech companies. As a member of multiple management teams over her career, she has helped in securing millions in venture capital and private equity funding and debt financing.

In the news

Healthcare News

May 13, 2020 @ physicianfamilymedia.org

Believe safety, security, and COVID-19 contact tracing is paramount? N

What if your phone could immediately alert authorities and your family and friends about a potentially unsafe situation you are in? Not only can the new app Kazoo do that, but it does a lot more, too. Launching in

May 7, 2020 @ fortlauderdaleconnex.com

Believe safety, security, and COVID-19 contact tracing is paramount? N

What if your phone could immediately alert authorities and your family and friends about a potentially unsafe situation you are in? Not only can the new app Kazoo do that, but it does a lot more, too. Launching in

May 7, 2020 @ fortlauderdaleconnex.com

Believe safety, security, and COVID-19 contact tracing is paramount? New app gives users all the features they need!

What if your phone could immediately alert authorities and your family and friends about a potentially unsafe situation you are in? Not only can the new app Kazoo do that, but it does a lot more, too.

May 4, 2020 @ finance.yahoo.com

10,000 lives could be saved every year by reducing 911 response times by just one minute


Kazoo is the world's first SOS app to instantly alert your loved ones, live stream video, pinpoint your location, and connect with 911 — with just one tap.


kazoo 911
00:52

Our emergency services technology provides on-scene live video streaming, paired with precise location services, to a person in crisis's emergency contacts – even before calling 911. **By making this technology publicly available, we are taking emergency services to a whole new level. Data security and privacy at the crux of the platform.**


kazoo 911
On-scene live video streaming in seconds
PERSON IN CRISIS (PIC)
EMERGENCY CONTACT
SOS Live Stream
Starting an SOS live stream and alerting your emergency contacts.
3
Cancel Stream
Pinpoint exact location of PIC
4,500 Emergency Call Centers with 93% U.S. coverage
Share live link with first responders
Communicate with PIC
Open map on same screen
Incoming phone number for 911
Rewind live scene

Kazoo connects people anywhere, anytime

kazoo Social



Anne, Alex, Bob
811 Walter Plaza

- Livestream video messages to your friends and family
- Send texts & video chats for personalized and group messaging
- Plan meetups and schedule events
- Communicate securely with family, friends and groups

kazoo Find



My Family

- See the real-time location of your family and friends
- Share your location with the people you choose
- Set up place alerts as your contacts come and go
- Coordinate precise location meetups

Kazoo — military-grade secure technology



Technology integration partner:

- 10+ years ahead of other known cybersecurity technology companies
- Best-in-class secure networking and communications team
- Designed and deployed military grade secure communications networks
- Deployed mission-critical emergency services for fire/paramedic/police
- Built and released wire-tap proof secure messaging app

THE KAZOO TEAM

Our world-class team of engineers and award-winning designers have led projects for global companies like Apple, Twitter, CocaCola, Tesla, and Kanye West. **We know how to deliver a quality product and bring it to market.**


Investing in Kazoo
puts you on a team that has worked with the best in the business
User Interface Design Team
kanYeWest
HERMÈS PARIS
Engineering Team
Coca-Cola
ebay
Cox Automotive


Kazoo — a companion app for life
Critical rescue in natural disasters
Meet up with friends
Locate friends at concerts
Plan parties and events
Get help in an accident
Know where your child is
Stay safe at college
Coordinate team travel
Rideshare with peace of mind


Target Markets
Business-to-Consumer
any smartphone user age 9+
Business-to-Business
AT&T
T-Mobile
xfinity
verizon
UBER
lyft
THE WORLD BANK
ADT
vivint.
Duke
Georgetown University
PennState
NYU



The Kazoo Opportunity
$285B Total Addressable U.S. Market (TAM)
• 276 million U.S. smartphone users
• $419 Average Revenue Per User: 60-month subscription @ $6.99/mo
$12B Serviceable Available Market (SAM)
• 25 million U.S. smartphone users who purchase 3-4 apps per month
• $419 Average Revenue Per User: 60-month subscription @ $6.99/mo
*B2C and B2B global TAM/SAM present larger overall opportunity

KEY DISTRIBUTION PARTNERS

Kazoo has secured two affinity partnerships to market Kazoo to their expansive membership and constituent audiences: Hydrocephalus Association (HA) and Stand for the Silent (SFTS). These two marketing channels provide a cost-effective and efficient route to reach highly audiences.



Kazoo Affinity Channel Partners
provide direct access to 400K+ potential subscribers
Hydrocephalus Association
Patient populations living with chronic medical conditions
In March 2020, HA is launching a digital marketing campaign to their 100,000 membership database.
Stand for the Silent
National anti-bullying organization serving 1.6 million kids at 1,593 schools
In April 2020, SFTS is launching a nationwide social media campaign to 322,000 Facebook followers, 19,000 Twitter fol-lowers, and 4,900 Instagram followers.

REVENUE STREAMS

Kazoo's revenue model includes both a business-to-business and direct-to-consumer strategy. Both are subscription-based models, which provide a consistent revenue stream for *Kazoo*.

- Corporate Pricing**:** One-time integration fee ($25K to $50K+) plus a tiered monthly per-user fee ($.50 to $1 per user/mo.).

- Consumer Pricing: $6.99/mo. ($69.99 annually); additional live streaming data packages available.

- **The "Kazoo Projected Revenue Growth" chart below shows consumer and corporate revenue growth from $586K USD (EOY 2020) <u>to</u> $36.2M USD (EOY 2025).**



Kazoo Projected Revenue Growth
Millions
$35
$30
$25
$20
$15
$10
$5
$0
2020
2021
2022
2023
2025
B2C Revenue
B2B Revenue

** The following figures are forward-looking projections and cannot be guaranteed.*

COMPETITION: KAZOO STANDS ABOVE THE REST

Kazoo the world's first SOS app to instantly alert your loved ones, live stream video, pinpoint your location, and communicate and dial 911—with 1 tap. No other app in the market does this. Kazoo combines the best of what other apps offer but bundled together with more features you need to stay connected and safe. Below is a competitive analysis chart the shows product differentiation.

Competition: Kazoo's SOS technology – the first of its kind

Kazoo has first-mover advantage with its SOS emergency services technology

Competitors for Location-based Service, Social & Communications	kazoo	Life360	[illegible]	WhatsApp	Marco Polo
Target markets	B2C, B2B	B2C, B2B	B2C	B2C	B2C
Bundles SOS, social, communications and location in one app	✓				
In-app video messaging	✓			✓	✓
In-app navigation	✓				
Advanced driving analytics		✓			
Full-featured GPS location services	✓	✓	✓		
In-app event invitations with arrival notifications	✓				
Price monthly/annually	$6.99/$69.99	$7.99/$69.99	$4.99/$79.99	Free	Free
Year founded	2019	2008	2015	2009	2012
2019 total revenue	–	$59M	–	–	–
User base (claimed)	–	27.2M	4M	2B	1.3M

WEFUNDER INVESTMENT FUNDS

The chart below displays how the funds will be allocated. As the company grows, the management team will reassess the timing and need for its Series A funding to further fuel *Kazoo's* growth.


USE OF FUNDS: $250K Investment (2020)
34% Develop Kazoo for Android
27% Enable advanced driving analytics/car crash detection
25% Develop tech wearables for kids and pets
14% Add multilingual capabilities

RETURN ON INVESTMENT POTENTIAL

In the tech industry, **it is common practice for small platforms with proven success in acquiring users to be purchased by a larger company. Kazoo has a clear path for growth** following the model of comparable startups.

The family-focused social app Life360 offers a good example of the process from its modest start to its current success. Life360 has seen rapid growth—now reaching 25 million monthly active users in over 140 countries, with more than 130 employees.

- Life360 Australian IPO values company at $535M

- Life360 reaches $38M in annual revenue

- ADT Invests in Life 360 for $25 Million

Kazoo seeks to follow Life360's growth trajectory with a better product, larger market, and stronger business-to-business model.

Own a piece of this next-generation tech, and enjoy the investment returns that follow. –The Kazoo Team

Investor Q&A

– COLLAPSE ALL

What does your company do?

Kazoo is the only all-in-one app for safety, social, communication and location. Core features include real-time emergency on-scene live video streaming, direct to 911 location and video, secure communications, video chatting and social coordinating. It's the social app that can save your life. The company has both business-to-consumer and business-to-business (white labeling technology) revenue models.

Where will your company be in 5 years?

To be the leading app company that bundles safety, social, location and communications for consumers and licenses its technology for wireless carriers, ride share companies, home security, and tour operators, among other verticals. Kazoo plans to change the way consumers and corporations engage their social networks by providing a private, cultivated social and safety app experience.

Why did you choose this idea?

Being a working mother of two teenage daughters, safety and security is my biggest concern – and I'm sure many of you share the same concerns. Kazoo is so important to me as a mom to not only stay connected with my girls, but also with family, friends and those closest to us.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Recent news stories show people want phones, apps to assist with emergencies. Kazoo is designed to help. It's the only all-in-one app with on scene live video steaming, location id and instant communication with contacts and police that decreases incident response time and saves lives. The pace of modern life is rapidly changing the role of digital platforms. A clear need also exists for a quality platform to manage features families and friends rely on like video, messaging and locating. The rise in concern over privacy and data security has moved consumers away from free platforms to subscription social apps. The increase in high profile tragedies and acts of violence have brought home the need to locate loved ones in an emergency.

How far along are you? What's your biggest obstacle?

We have developed a strong platform for Apple's iOS; the product is complete; has earned App Store approval; finished beta testing, and is market-ready to launch. Kazoo secured two major partners to market Kazoo directly to their 100,000 members and 300,000 plus social media audiences.

This year, we will:
1) Launch our partnership with the Hydrocephalus Association and Stand for the Silent to sell direct to their membership bases.
2) Launch a new Android app
3) Launch our B2B white label platform for wireless carriers, luxury travel companies and ride share companies.

The company's key challenge is to ensure timely funding to meet growth needs and securing paid subscriptions to achieve short-term cash flow break even.

Who competes with you? What do you understand that they don't?

Kazoo made the world's first SOS app to instantly alert your loved ones, live stream video, pinpoint your location, and communicate and dial 911—with just one tap of a button. No other app in the market does this. Although there are other apps that offer location sharing and safety tools, Kazoo has more accurate location sharing than the others and combines the best of what other apps offer but bundled together with more features users need to stay connected and safe. Further, Kazoo's layers of security and encryption deliver premier security and privacy that sets it apart from the competition.

How will you make money?

Kazoo's revenue model includes both a business-to-business and direct-to-consumer strategy. Both are subscription-based models, which provide a consistent revenue stream for Kazoo.

Corporate Pricing: One-time integration fee ($25K to $50K+) plus a tiered monthly per-user fee ($.50 to $1 per user/mo.).

Consumer Pricing: $6.99/mo. ($69.99 annually); additional live streaming data packages available.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our two key challenges are to ensure timely funding to meet Kazoo's growth needs and in securing paid subscriptions to achieve short-term cash flow break even. The company also needs to solidify distribution to both consumers and businesses, and we need to maintain a robust platform to stay ahead of the competition. Similar to all tech companies, finding and hiring key talent is critical.

What are your target customers?

Kazoo's target customers include both corporations and consumers. Our technology platform offers companies several competitive advantages that include:

1) Provides customers with a demonstrable adds value for their customers that reinforces customer retention and drives customer acquisition
2) Generates additional revenue by offering a subscription-based technology
3) Enables companies to rapidly launch a refined product that reinforces their brand.

Target Corporate Customers
- Mobile carriers
- Tour-group operators
- Insurance carriers
- Home Security
- Government/International Aid organizations

Target Consumers Audiences
- 3.5 billion smartphone users worldwide.

Financials

Kazoo has financial statements ending December 31 2020. Our cash in hand is $15,000, as of February 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,500/month.

At a Glance

January 1 to December 31

$0
Revenue

-$130,226
Net Loss

$106,410
Short Term Debt

$10,000
Raised in 2020

$15,000
Cash on Hand
As of 02/ 6/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Kazoo solves three critical customer needs: How do I safely connect and make plans with my closest friends? How do I find my children and closest contacts in an emergency? How do I alert my friends and family when in danger? Kazoo brings together everything you need to plan, track and protect your life in one safe and secure app. Our platform combines technologies to ensure a fluid experience with essential features—messaging, video streaming, event creation, location sharing and tracking.

In five years we hope to be the leading app in safety, security and communications; to be the leading technology that is embedded across US mobile carriers, rideshare platforms and the travel and hospitality industry. We want to change the way consumers engage their social networks by providing private, cultivated social app experience.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Kazoo LLC was incorporated in the State of District of Columbia in April 2019.

Since then, we have:

- There's no app today that bundles social, safety, location and communication to stay connected & protect loved ones – except Kazoo.
- Mgmt team includes top-tier talent of experienced entrepreneurs & business leaders who have founded, grown, & sold numerous start-ups.

- The timing could not be better to invest in the mobile app & security markets - a combined $400B market with a 16% growth rate.
- Kazoo's mobile engineers have developed apps for the world's biggest brands - Tesla, eBay & Coca-Cola. The same team who built Kazoo.
- Kazoo's award-winning UI team has designed apps for Apple, Twitter, Snapchat & Kanye West. The same team who designed Kazoo.
- Kazoo has secured marketing partnerships with organizations that have a combined audience of 450K (social media channels & email database)
- Kazoo's founders have invested over $300K of their own funds - demonstrating their commitment to Kazoo's rapid growth potential & success.

Historical Results of Operations

Our company was organized in April 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0
- *Assets.* As of December 31, 2019, the Company had total assets of $328,219, including $10,306 in cash.
- *Net Loss.* The Company has had net losses of $130,226 for 2019.
- *Liabilities.* The Company's liabilIties totaled $442,350 for 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $419,176 in debt and $15,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 9 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 9 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Kazoo LLC cash in hand is $5,000, as of February 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month, for an average burn rate of $5,000 per month. Our intent is to be profitable in 12 months.

Kazoo has managed to maintain low fixed operating costs of $5K per month through the extensive beta group period, until launch in March 2020. There have been no material changes as the company is carefully managing cash flow and ensuring efficient operations during its pre-launch period.

Over the next three months, the company will continue to manage its cash flows conservatively to minimize expenses as the product launches. Kazoo has secured two significant marketing channel partnerships to eliminate marketing costs while getting visibility to hundreds of thousands of prospective customers. The company hopes (but does not guarantee) to be generating revenue in March 2020. We will be focused initially on securing monthly consumer subscriptions at $6.99 per month / $69.99 per year while simultaneously working with our corporate target audience. We hope (but guarantee) to generate in $25,000 monthly revenues and $25,000 in expenses six months after launch. We can reliably depend on the founding team to contribute funding as needed. Based on the amount generated from this offering, we expect to start taking meetings for an additional raise in September 2020. We can rely on founder contribution for additional capital if necessary.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
N/A

Gross Margin:
N/A

Return on Assets:
-40%

Earnings per Share:
-$0.03

Revenue per Employee:
$0

Cash to Assets:
3%

Revenue to Receivables:
~

Debt Ratio:
135%

Kazoo Financials 02042020.pdf

Risks

1. Our Company has a limited operating history from which Note purchasers may judge our likely performance. The Notes being offered entail a high degree of risk, are speculative, and are suitable only for persons able to sustain the loss of their entire investment.

2. Lack of Public Market. There is no market through which the Company's securities may be sold and it is not currently anticipated that any will develop in the future. Transfer of the securities of the Company is subject to significant restrictions described in this Agreement. Moreover, the Notes will not be registered under the federal securities laws, in reliance on exemptions under such securities laws, or qualified under any state securities act, also in reliance upon exemptions under such acts.

3. Capital Requirements. The Company will need additional capital in the future. The Company may be required to raise additional funds through equity or debt financing. No assurance can be given that such financing will be available on terms acceptable to the Company, if at all and, if available, such financing may result in dilution to the Company's shareholders.

4. Competitive Industry. The Company expects to encounter intense competition in the mobile app industry. The Company's operations under development will compete for revenues with other providers of such products and services in the Company's market.

5. Our Company will be dependent upon certain key personnel. The Company's success depends to a significant extent upon the contributions of it key personnel, including Luna Howard and Peter Goodman. The loss either of their services or of any other current or later key personnel could have a material adverse effect on the Company.

6. Ability to Implement and Manage Growth Strategy. Although the Company expects to experience growth in a relatively short period of time and its operations may grow rapidly, the Company's revenues may not continue to grow at the same rate.

7. No Audited Financial Statements. The Company's financial statements have not been audited by an independent Certified Public Accountant. The Company's financial statements are the responsibility of its management.

8. The economic benefits from an investment in the notes offered hereby depends on the ability of the company to successfully achieve its objectives. The accomplishment of such goals in turn depends on many factors, some of which are beyond the control of the company.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Luna Howard	CEO @ Kazoo	2019
Peter J. Goodman	President @ Kazoo	2019

Officers

OFFICER	TITLE	JOINED
Luna Howard	CEO	2019
Peter J. Goodman	COO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Peter J. Goodman	853,800 Series B Units	21.3%
Luna Howard	1,000,000 Series B Units	24.9%
Pathmazing Inc.	909,645 Series B Units	22.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Convertible Note
01/2020	$10,000	Priced Round
06/2019	$5,000	Priced Round
04/2019	$30,228	Loan
04/2019	$210,541	Loan
04/2019	$72,000	Loan
12/2019	$106,410	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Nga Thi Howard	04/01/2019	$210,541	$226,332	10.0%	12/31/2023	Yes
Peter J. Goodman	04/01/2019	$30,228	$32,495	10.0%	12/31/2023	Yes
Brian Eisenberg	04/01/2019	$72,000	$77,113	10.0%	12/31/2023	Yes
Pathmazing, Inc.	12/31/2019	$106,410	$106,410	3.2%	12/31/2021	Yes

Related Party Transactions

Name	Andrea Autry
Amount Invested	$5,000
Transaction type	Priced Round
Issued	06/06/2019
Relationship	Individual

Name	Pathmazing, Inc.
Amount Invested	$106,410
Transaction type	Loan
Issued	12/31/2019
Outstanding principal plus interest	$106,410 as of 02/2020
Interest	3.2 per annum
Maturity	12/31/2021
Outstanding	Yes
Current with payments	Yes
Relationship	App development partner

Name	Brian Eisenberg
Amount Invested	$72,000
Transaction type	Loan
Issued	04/01/2019
Outstanding principal plus interest	$77,113 as of 02/2020
Interest	10.0 per annum
Maturity	12/31/2023
Outstanding	Yes
Current with payments	Yes
Relationship	Founding member

Name	Nga Thi ("Luna") Howard
Amount Invested	$210,541
Transaction type	Loan
Issued	04/01/2019
Outstanding principal plus interest	$226,332 as of 02/2020
Interest	10.0 per annum
Maturity	12/31/2023
Outstanding	Yes
Current with payments	Yes
Relationship	Chief Executive Officer

Name	Peter J Goodman
Amount Invested	$30,228
Transaction type	Loan
Issued	04/01/2019
Outstanding principal plus interest	$32,495 as of 02/2020
Interest	10.0 per annum
Maturity	12/31/2023
Outstanding	Yes
Current with payments	Yes
Relationship	President

Name	Stephen Hanlon
Amount Invested	$10,000
Transaction type	Priced Round
Issued	01/11/2020
Relationship	Individual

Equity purchase

Use of Funds

$50,000	The company will be using these funds to: (92.5%) Add multilingual capabilities and further Android development; (7.5%) Wefunder intermediary fee.
$250,000	The company will be investing the proceeds in four specific areas: (34%) Develop Kazoo for Android; (25%) Enable advanced driving analytics and automatic car crash detection capabilities; (22%) Develop tech wearables for younger kids and pet tracking; (11.5%) Add multilingual capabilities to further expand the market; (7.5%) Wefunder intermediary fee.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Series B Units	20,000,000	4,015,020	Yes
Series C Units	10,000,000	0	No
Series A Units	20,000,000	0	No

The Funding Portal

Kazoo is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.